EXHIBIT 12.1

Encore Capital Group, Inc.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year ended December 31,					Quarter ended
	2005	2006	2007	2008	2009	March 31, 2010
Earnings:
Net income (loss) before income taxes	$51,083	$36,910	$18,729	$23,546	$53,743	$17,351
Add:
Fixed charges	34,475	36,213	35,636	21,708	17,592	4,903

Total earnings and fixed charges	$85,558	$73,123	$54,365	$45,254	$71,335	$22,254

Fixed Charges:
Interest expense	$32,717	$31,032	$29,760	$15,629	$13,259	$3,860
Amortized debt discount and loan cost	1,143	4,278	4,744	4,943	2,901	678
Estimated interest portion of rental expense	615	903	1,132	1,136	1,432	365

Total fixed charges	$34,475	$36,213	$35,636	$21,708	$17,592	$4,903

Ratio of Earnings to Fixed Charges(1)	2.48	2.02	1.53	2.08	4.05	4.54

(1)

The ratio of earnings to fixed charges is computed by dividing earnings before taxes plus fixed charges by fixed charges. Fixed charges means the sum of the following: (i) interest expense (including interest expense from capital leases), (ii) amortized premiums, discounts and capitalized expenses related to indebtedness, and (iii) the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases.